United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention: Jay Knight

December 11, 2007

Re:	Manaris Corporation Form SB-2 Filed October 22, 2007 File No. 333-146841

Ladies and Gentlemen:

The following responses address the comments of the SEC Staff (the “Staff”) as set forth in its letter dated November 15, 2007 (the “Comment Letter”) relating to the Registration Statement on Form SB-2 (the “Registration Statement”) of Manaris Corporation (“Manaris” or the "Company"). On behalf of the Company, we respond as set forth below.

The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in the Comment Letter.

General

1.
We note that you are registering the sale of 80,489,033 shares of common stock. Given the size relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling security holders, the transaction appears to be a primary offering. Because you are not eligible to conduct a primary offering on Form S-3, you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4). Therefore, the offering price of the common stock must be fixed for the duration of the offering and the selling security holders must be identified as underwriters in the offering. In the alternative, significantly reduce the number of shares being offered.

If you disagree with our analysis, please advise the staff of your basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(l)(i). In your analysis, please address the following among any other relevant factors:

•	The number of selling shareholders and the percentage of the overall offering made by each shareholder;

•	The date on which and the manner in which each selling shareholder received the shares and/or the overlying securities;

•	The relationship of each selling shareholder with you, including an analysis of whether the selling shareholder is your affiliate;

•	Any relationships among the selling shareholders;

•
The dollar value of the shares registered in relation to the proceeds that you received from the selling shareholders for the securities, excluding amounts of proceeds that were returned (or will be returned) to the selling shareholders and/or their affiliates in fees or other payments;

•	The discount at which the shareholders will purchase the common stock underlying the convertible note or warrants (or any related security, such as an option) upon conversion or exercise; and

•	Whether or not any of the selling shareholders is in the business of buying and selling securities.

Response to No.1

The selling shareholders are seeking to register 82,428,341 shares, which is 84.9% of the shares held by non-affiliates of the Company. These shares were acquired in conjunction with four (4) separate financings dated February 16, 2005 (the “February 2005 Financing”), July 2005 (the “July 2005 Special Warrants Offering”), August 22, 2006 (the “August 2006 Financing”) and September 24, 2007 (the “Imperium Financing”). Of the 82,428,341 shares for which registration is sought 36,363,636 shares are issuable upon the conversion of $4,000,000 principal amount of the Imperium Master Fund 6% OID Convertible Note which is convertible into common stock at a price of $0.11 per share (the “OID Note Shares”); 20,276,190 shares are issuable upon the exercise of the Imperium Warrant having an exercise price of $0.11 per share (the “Imperium Warrant Shares”); 8,091,403 shares are issuable upon the exercise of the Imperium Advisory Warrant having an exercise price of $0.11 per share (the “Advisory Warrant Shares”);1,803,333 shares are issuable upon the exercise of Series E Warrants at the applicable exercise price of $0.31 (the “Series E Warrants”); 1,144,131 shares are issuable upon the exercise of Series G Warrants at the applicable exercise price of $0.05(the “Series G Warrants”); 890,593are issuable upon the exercise of Series H Warrants at the applicable exercise price of $0.35 (the “Series H Warrants”); 1,144,131 shares are issuable upon the exercise of Series I Warrants at the applicable exercise price of $0.05 (the “Series I Warrants”); 1,781,184 shares are issuable upon the exercise of Series J Warrants at the applicable exercise price of $0.50 (the “Series J Warrants”); 2,653,845 shares issuable upon the exercise of Series K Warrants at the applicable exercise price of $0.70 (the “Series K Warrants”); 711,490 shares are issuable upon the exercise of the Series W Warrants at the applicable exercise price of $0.35 (the “Series W Warrants”); 162,794 shares are issuable upon the exercise of the Series Y Warrants at the applicable exercise price of $0.11(the “Series Y Warrants”); 2,441,873 shares are issuable upon the exercise of the Series Z Warrants at the applicable exercise price of $0.11(the “Series Z Warrants”); 7,692 shares are issuable upon the exercise of the Series IB-01 Warrants at the applicable exercise price of $0.00001(the “Series IB-01 Warrants”); 248,532 shares are issuable upon the exercise of the Series IB-02 Warrants at the applicable exercise price of $0.48 (the “Series IB-02 Warrants”); 374,171 shares are issuable upon the exercise of the Series IB-03 Warrants at the applicable exercise price of $0.53 (the “Series IB-03 Warrants”); 457,098 shares are issuable upon the exercise of the Series IB-06 Warrants at the applicable exercise price of $0.05 (the “Series IB-06 Warrants”); 1,936,937 shares are issuable upon the exercise of the Toll Cross Securities Warrant at the applicable exercise price of $0.11 (the “Toll Cross Warrants”); 1,477,273 shares of the Company’s Common Stock will be issued to Toll Cross Securities Inc.; 328,971 shares of the Company’s Common Stock will be issued to GTI V Capital and 133,064 share of the Company’s Common Stock will be issued to GTI V(NR) Capital.

We do not believe that the proposed offering is one the Staff had in mind when it invoked Rule 415 to express its objection to so-called PIPE transactions by micro-cap companies when those transactions are found to be abusive. The Company is filing this registration statement in connection with several financing transactions and the investors are not looking to sell their securities but to maintain there positions as a long term investments.

The OID Note has a fixed conversion price of $0.11 per share, which is subject to the standard adjustment provisions in the event that the Company effects a stock split, stock dividend or recapitalization, or issues shares at a price that is less than the current conversion price. The Imperium Warrants have a fixed exercise price of a $0.11 per share, which is subject to the standard provisions in the event that the Company effects a stock split, stock dividend or recapitalization, or issues shares at a price that is less than the current exercise price. The Advisory Warrant has a fixed exercise price of $0.11 per share, which is subject to the standard adjustment provisions in the event that the Company effects a stock split, stock dividend or recapitalization, or issues shares at a price that is less than the current conversion price. The Series E Warrants have a fixed exercise price of $0.31 per share, which is subject to the standard adjustment provisions in the event that the Company effects a stock split, stock dividend or recapitalization, or issues shares at a price that is less than the current conversion price. The Series G Warrants have a fixed exercise price of $0.05 per share, which is subject to the standard adjustment provisions in the event that the Company effects a stock split, stock dividend or recapitalization, or issues shares at a price that is less than the current conversion price. The Series H Warrants have a fixed exercise price of $0.35 per share, which is subject to the standard adjustment provisions in the event that the Company effects a stock split, stock dividend or recapitalization, or issues shares at a price that is less than the current conversion price. The Series I Warrants have a fixed exercise price of $0.05 per share, which is subject to the standard adjustment provisions in the event that the Company effects a stock split, stock dividend or recapitalization, or issues shares at a price that is less than the current conversion price. The Series J Warrants have a fixed exercise price of $0.50 per share, which is subject to the standard adjustment provisions in the event that the Company effects a stock split, stock dividend or recapitalization, or issues shares at a price that is less than the current conversion price. The Series K Warrants have a fixed exercise price of $0.70 per share, which is subject to the standard adjustment provisions in the event that the Company effects a stock split, stock dividend or recapitalization, or issues shares at a price that is less than the current conversion price. The Series W Warrants have a fixed exercise price of $0.35 per share, which is subject to the standard adjustment provisions in the event that the Company effects a stock split, stock dividend or recapitalization, or issues shares at a price that is less than the current conversion price. The Series Y Warrants have a fixed exercise price of $0.11 per share, which is subject to the standard adjustment provisions in the event that the Company effects a stock split, stock dividend or recapitalization, or issues shares at a price that is less than the current conversion price. The Series Z Warrants have a fixed exercise price of $0.11 per share, which is subject to the standard adjustment provisions in the event that the Company effects a stock split, stock dividend or recapitalization, or issues shares at a price that is less than the current conversion price. The Series IIB-01 Warrants have a fixed exercise price of $0.00001 per share, which is subject to the standard adjustment provisions in the event that the Company effects a stock split, stock dividend or recapitalization, or issues shares at a price that is less than the current conversion price. The Series IB-02 Warrants have a fixed exercise price of $0.48 per share, which is subject to the standard adjustment provisions in the event that the Company effects a stock split, stock dividend or recapitalization, or issues shares at a price that is less than the current conversion price. The Series IB-03 Warrants have a fixed exercise price of $0.53 per share, which is subject to the standard adjustment provisions in the event that the Company effects a stock split, stock dividend or recapitalization, or issues shares at a price that is less than the current conversion price. The Series IB-06 Warrants have a fixed exercise price of $0.05 per share, which is subject to the standard adjustment provisions in the event that the Company effects a stock split, stock dividend or recapitalization, or issues shares at a price that is less than the current conversion price. The Toll Cross Warrant has a fixed exercise price of $0.11 per share, which is subject to the standard adjustment provisions in the event that the Company effects a stock split, stock dividend or recapitalization, or issues shares at a price that is less than the current conversion price.

The adjustments in the conversion price of the OID Note and the adjustment in the exercise price of all the warrants can only be triggered by the action of the Company and thus operates independent of fluctuations in the market price of the Company’s common stock, and is not indexed to that market price. Moreover, of the 82,428,341 shares being registered in the SB-2, 77,743,673, or 94% of the shares being registered were acquired through agreements in which the agreed upon conversion price is well over the marker price for the shares. The conversion prices range from $0.11 to $0.60 while the market price for the shares as of November 29, 2007 was $0.075. Furthermore, Imperium, entered into these agreements at an agreed upon conversion price of $0.11, even though this price is above the market price. This clearly demonstrates both Imperium and the other selling shareholders’ intention to hold the shares as an investment.

The Company believes that the cumulative impact of the above discussed items presents ameliorating qualitative circumstances sufficient to mitigate the strict application of quantitative criteria in the determination of whether, under Rule 415, the registration statement under consideration constitutes a primary or secondary offering of the Company’s common stock.

We also believe that the points set forth in No. 29 of the Manual of Publicly Available Telephone Interpretations (July 1997) further support our position that this registration is not an indirect primary offering. Below is a discussion of each of these points:

-	Consideration should be given to how long the selling shareholders have held the shares

The Company’s obligation to file the registration statement has closed. As such, the investors made an investment in the Company and they hold the risk of ownership. Further, even after the registration is declared effective, they will continue to bear the risk of ownership.

-	the circumstances under which the investors received the securities

The investors acquired the securities from the issuer in a private placement pursuant to a securities purchase agreement. Further, each such transaction was exempt from registration pursuant to Sections 4(2) and 4(6) of the Securities Act and Rule 506 of the Commission there under.

-	their relationship to the issuer

The investors’ sole relationship with the Company is as an investor.

In fact, by the terms of the securities acquired, Imperium Master Fund cannot own more than 9.99% of the outstanding common stock, computed in accordance with the beneficial ownership rules of Section 13(d) of the Securities Exchange Act of 1934, as amended. The agreements all provide that this provision cannot be amended. It is well settled case law that such restrictions are legally effective to prevent the holder from being considered an affiliate of the issuer pursuant to the beneficial ownership rules set forth in Rule 13d-3 of the Securities Exchange Act of 1934. The Commission has always been a strong supporter of this position, See: Amicus Brf. of Sec. Exc. Comm., in Levy v. Southbrook Int’l., No. 00-7630. Within that brief, we note the discussion cited by the Commission at p. 9-10, in reference to the district court case. The court was confident that Section 16(b) “was not intended to reach this hypothetical investor” because such an interpretation “would extend the statute’s sweep beyond those with insider power and information”(emphasis added). Although the Company’s concern does not relate to Section 16(b), the importance of the position that such holders do not possess insider control is equally applicable. Similar case law with respect to the applicability of ownership caps can be found for Rule 13d-3. See e.g. Global Intellicom, Inc. v. Thomson Kernaghan et. al., Fed. Sec. L. Rep. (CCH) ¶90,534 (U.S.D.Ct S.D.N.Y 1999).

-	whether the sellers are in the business of underwriting securities

As stated above, the investors made an investment in the Company and they hold the risk of ownership. They have held the risk of ownership for their own account for more than three months already, and even after the registration is declared effective, they will continue to bear the risk of ownership thereafter. Furthermore, the registration of the common stock was a condition subsequent to funding, not a condition precedent. As a result, the investors bear the risk that the Company might fail or be unable to register the securities. Moreover, the sale by the investors of their shares is not analogous to an offering by the Company. In an offering by the issuer, other than pursuant to a firm commitment offering, the issuer does not receive any proceeds from the sale of its securities until the proceeds from the sale of the minimum offering have been deposited into an escrow account and have cleared. The investor made a cash investment, and the Company has received the proceeds from the sale of securities to the investors.

The investors have a contractual right to have the Company register the common stock underlying their securities, but the Company received the proceeds from the sale of the securities from the February 2005 Financing almost two years ago. The proceeds from the August 2006 Financing were received almost a year and a half ago, and the proceeds form the Imperium Financing were received over three months ago. The investors have all shown a clear cut desire to remain as investors in the Company. The rights under a registration rights agreement cannot be equated with the actual registration of the common stock. It is not self-effecting and it does not automatically result in the registration statement being either filed or declared effective. Thus, the selling stockholder should not be deemed to be in the business of underwriting the Company’s securities.

-	whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

Based on the above discussion and facts, the Company respectfully submits that a reasonable person cannot conclude that the investor is acting as a conduit for the Company. The investor purchased the securities in a financing and, as stated above, these investments were made over a significant period, stretching back to February of 2005, July 2005, August 2006 and September 2007. These investors have given no indication that they wish to do anything besides remain as investors in the Company.

Name	Number of Shares Being Offered	Percentage of Overall Offering
1. Enable Growth Partners, L.P	376,107	0.46%
2. Truk Opportunity Fund, L.P.	521,447	0.63%
3. TCMP3 Partners	195,542	0.24%
4. Ellis International, L.P.	695,092	0.84%
5. Whalehaven Capital Fund Limited	668,885	0.81%
6. JGB Capital, L.P.	325,904	0.40%
7. Silver Oak Investments, Inc.	199,010	0.24%
8. Alpha Capital, AG	1,263,462	1.53%
9. Design Investments, Ltd.	648,840	0.79%
10. DKR Soundshore Oasis, Holding Fund, Ltd.	576,923	0.70%
11. Double U Master Fund, L.P.	288,462	0.35%
12. Monarch Capital Fund, Ltd.	706,777	0.86%
13. Nite Capital, L.P.	504,808	0.61%
14. Platinum Partners Value Arbitrage Fund, L.P.	576,923	0.70%
15. Professional Traders Fund, LLC	324,520	0.39%
16. SRG Capital, LLC	390,735	0.47%
17. Vicis Capital Master Fund, AG	360,578	0.44%
18. Basso Holdings, Ltd.	75,000	0.09%
19. Basso Multi-Strategy Holding Fund Ltd.	75,000	0.09%
20. Basso Private Opportunity Holding Fund	75,000	0.09%
21. Capex	286,560	0.35%
22. DT Crystal Holdings LTD	545,455	0.66%
23. Michael Maloney	13,637	0.02%
24. Oleg Kharlanov	307,500	0.38%
25. Republic Aggressive Growth	187,500	0.23%
26. J. Rory Rohan	417,169	0.51%
27. Bruce Jordan	93,170	0.12%
28. Midtown Partners & Co., LLC	571,080	0.69%
29. RHK Midtown Partners, LLC	92,635	0.11%
30. Richard H. Kreger	547,492	0.66%
31. Braden Ferrari	11,953	0.01%
32. Ariel Imas	15,938	0.02%
33. Alpha Capital Aktiengesellschaft	952,380	1.16%
34. Harborview Master Fund, L.P.	119,048	0.14%
35. Bristol Investment Fund, Ltd.	238,096	0.29%
36. Centurion Microcap, L.P.	238,095	0.29%
37. Michael Hamblett	20,647	0.03%
38. Anthony J. Spatacco, Jr.	10,324	0.01%
39. Starboard Capital Markets LLC	10,324	0.01%
40. Famalom, LLC	134,830	0.16%
41. Deecembra D. Diamond	107,879	0.13%
42. Daedalus Consulting, Inc.	26,976	0.03%
44. Lowenstein Sandler, P.C.	23,164	0.03%
45. GTI Capital V	328,971	0.40%
46. GTI Capital V (NR)	133,064	0.16%
47. Toll Cross Securities	3,414,210	4.14%
48. Imperium Master Fund Ltd.	64,731,229	78.53%
TOTAL	82,428,341	100.00%

FEBRURARY 2005 FINANCING

On February 16, 2005, we closed a private placement with eighteen institutional investors. The Company issued Senior Secured Convertible Notes Series A (the "Notes") and Series E and F Warrants for an aggregate principal amount of $4,675,000. These Notes bore interest at 9.0% per year from February 16, 2005 until the first principal payment date on June 16, 2005 and 7% per year after that date. The principal amount on these Notes was payable in twenty equal installments of $233,750, subject to certain adjustments. Interest on these Notes was payable on the last day of June and December of each year, commencing on June 30, 2005. Pursuant to a the Placement Agent Agreement, we entered into with Midtown Partners in connection with our February 2005 Convertible Note financing, Midtown Partners received a cash fee in an amount equal to seven percent (7.0%) of the principal amount of the financing. In addition, Midtown Partners and individuals affiliated with Midtown Partners received warrants Series IB-01, IB-02, IB-03, IB-04, and IB-05, granting the right to acquire up to 881,538 shares of the Company’s common stock at prices ranging from $0.01 to $0.76 per share, subject to certain adjustments.

SERIES E WARRANTS
The Company's Series E Warrants are convertible into shares of our common stock at a conversion price of $0.35 per share. The exercise price of our Series E Warrants was reduced from $0.75 to $0.35 pursuant to our July 2005 Warrant Offering. One Series E Warrant and $0.35, subject to adjustment, entitles a Series E Warrant holder to acquire one share of common stock. The Series E Warrants have been ratcheted down to an exercise price of $0.31.

SERIES F WARRANTS
The Company's Series F Warrants are convertible into shares of our common stock at a conversion price of $0.35 per share. The exercise price of our Series F Warrants was reduced from $0.70 to $0.35 pursuant to our July 2005 Warrant Offering. One Series F Warrant and $0.35, subject to adjustment, entitles a Series F Warrant holder to acquire one share of common stock.

IB-01 WARRANTS
Series IB-01 Warrants were issued for services rendered in connection with our February 2005 Convertible Note financing. One Series IB-01 Warrant and $0.00001, entitles a Series IB1 Warrant holder to acquire one share of our common stock. The Series IB-01 Warrants have a 5 year term.

IB-02 WARRANTS
Series IB-02 Warrants were issued for services rendered in connection with our February 2005 Convertible Note financing. One Series IB-02 Warrant and $0.65, subject to adjustment, entitles a Series IB-02 Warrant holder to acquire one share of common stock. The Series IB-02 Warrants have a 5 year term, and have been ratcheted down to an exercise price of $0.48.

IB-03 WARRANTS
Series IB-03 Warrants were issued for services rendered in connection with our February 2005 Convertible Note financing. One Series IB-03 Warrant and $0.75, subject to adjustment, entitles a Series IB-03 Warrant holder to acquire one share of common stock. The Series IB-03 Warrants have a 5 year term. The Series IB-03 Warrants have been ratcheted down to an exercise price of $0.53.

IB-04 WARRANTS
Series IB-04 Warrants were issued for services rendered in connection with our February 2005 Convertible Note financing. One Series IB-04 Warrant and $0.70, subject to adjustment, entitled a Series IB-04 Warrant holder to acquire one share of common stock. The Series IB-04 Warrants had an 8 months term.

IB-05 WARRANTS
Series IB-05 Warrants were issued for services rendered in connection with our February 2005 Convertible Note financing. One Series IB-05 Warrant and $0.75, subject to adjustment, entitled a Series IB-05 Warrant holder to acquire one share of common stock. The Series IB-05 Warrants had an 8 months term.

JULY 2005 SPECIAL WARRANT OFFER

In July 2005, the Company concluded a Special Warrant Offering to all Class A, Series A, Series E, and Series F Warrant Holders which raised gross proceeds of $2,576,117. In connection with the Special Warrant Offer, our Company issued 7,360,336 common shares to the Warrant Holders, as well as new warrants which were issued in the following amounts: (i) 3,797,976 Series G Warrants, (ii) 3,797,976 Series I Warrants, (iii) 890,590 Series H Warrants and (iv)1,781,180 Series J Warrants.

Under the terms of the Offer, each Holder, who participated in the Offer by exercising any Series E Warrant at $0.35 per share, received new Series G Incentive Warrants (the “Series G Incentive Warrants”) and new Series I Incentive Warrants (the “Series I Incentive Warrants”), each in an amount equal to one hundred percent (100%) of the number of shares of the Company’s common stock issued upon exercise of the Series E Warrants, pursuant to the Offer. A total of 3,797,976 Series E Warrants were exercised which prompted the issuance of 3,797,976 Series G Incentive Warrants and of 3,797,976 Series I Incentive Warrants.

Holders who participated in the Offer by exercising any Class A Warrants, Series A Warrants or Series F Warrants received new Series H Incentive Warrants (the “Series H Incentive Warrants”) and new Series J incentive warrants (the “Series J Incentive Warrants”), each in an amount equal to twenty-five percent (25%) and fifty percent (50%), respectively, of the number of shares of the Company’s common stock issued upon exercise of the Class A Warrants, the Series A Warrants or the Series F Warrants, pursuant to the Offer. A total of 3,562,359 Class A Warrants, Series A Warrants and Series F Warrants were exercised, which prompted the issuance of 890,590 Series H Warrants and of 1,781,180 Series J Warrants.

As a result of the Offer, the Company, pursuant to the Warrants in effect, adjusted the respective Warrants accordingly.

SERIES G WARRANTS
The Company's Series G Warrants are convertible into shares of our common stock at a conversion price of $0.35 per share. One Series G Warrant and $0.35, subject to adjustment, entitles a Series G Warrant holder to acquire one share of common stock and one Series K warrant. The Series G warrants have a 5 year term, and have been ratcheted down to an exercise price of $0.05.

SERIES H WARRANTS
The Company's Series H Warrants are convertible into shares of our common stock at a conversion price of $0.35 per share. One Series H Warrant and $0.35, subject to adjustment, entitles a Warrant holder to acquire one share of common stock and one Series K warrant. The Series H Warrants have a 5 year term.

SERIES I WARRANTS
The Company's Series I Warrants are convertible into shares of our common stock at a conversion price of $0.50 per share. One Series I Warrant and $0.50 entitles a Warrant holder to acquire one share of common stock. The Series I Warrants have a 5 year term, and have been ratcheted down to an exercise price of $0.05.

SERIES J WARRANTS
The Company's Series J warrants are convertible into shares of our common stock at a conversion price of $0.50 per share. One Series J Warrant and $0.50, subject to adjustment, entitles a Series J Warrant holder to acquire one share of common stock. The Series J warrants have a 5 year term.

IB-06 WARRANTS
Series IB-06 Warrants were issued to Midtown Partners and individuals affiliated with Midtown Partners for services rendered in connection with our July 2005 Special Warrant Offer. One Series IB-06 Warrant and $0.35, subject to adjustment, entitles a Series IB-06 Warrant holder to acquire one share of common stock. The Series IB-06 Warrants have a 5 year term, and have been ratcheted down to an exercise price of $0.05.

AUGUST 2006 FINANCING

On August 11, 2006, Manaris Corporation entered into a Note and Warrant Purchase Agreement providing for the sale by the Company of Series B Subordinated Secured Convertible Notes in an aggregate principal amount of $3,622,143, and Original Issue Discount Subordinated Secured Convertible Notes equal to fifteen percent (15%) of the aggregate principal amount of Series B Notes, to certain institutional and accredited investors. Pursuant to the Purchase Agreement, the Company also issued four year warrants to purchase shares of the Company's common stock in an amount equal to 37.5% of the number of common shares underlying the Series B Notes at $0.45 per share (the "Series Z Warrants") and 2.5% of the number of common shares underlying the Series B Notes at $0.65 per share (the "Series Y Warrants").

Pursuant to the Placement Agent Agreement we entered into with Midtown Partners in connection with our August 2006 Convertible Note and Warrant financing, Midtown Partners received a cash fee in an amount equal to ten percent (10%) on the first three million dollars raised and eight percent (8%) thereafter. In addition, Midtown Partners and individuals affiliated with Midtown Partners received the following warrants to purchase shares of the Company's common stock in the following aggregate amounts: 711,490 Series W warrants, 17,787 Series Y Warrants and 266,810 Series Z Warrants.

SERIES W WARRANTS
The Company's Series W Warrants are convertible into shares of our common stock at a conversion price of $0.35 per share. One Series W Warrant and $0.35 entitles a Warrant holder to acquire one share of common stock. The Series W Warrants have a 4 year term.

SERIES Y WARRANTS
The Company's Series Y Warrants are convertible into shares of our common stock at a conversion price of $0.65 per share. One Series Y Warrant and $0.65 entitles a Warrant holder to acquire one share of common stock. The Series Y Warrants have a 4 year term, and have been ratcheted down to an exercise price of $0.11.

SERIES Z WARRANTS
The Company's Series Z Warrants are convertible into shares of our common stock at a conversion price of $0.45 per share. One Series Z Warrant and $0.45 entitles a Warrant holder to acquire one share of common stock. The Series Y Warrants have a 4 year term, and have been ratcheted down to an exercise price of $0.11.

IMPERIUM MASTER FUND ADVISORY WARRANT

On August 22, 2007, the Company issued to Imperium Master Fund, as compensation for advisory services rendered to the Company, a five (5) year Series P warrant exercisable into 8,091,403 shares of the Registrant’s common stock, on a fully diluted basis, at an exercise price of $0.11 per share. The warrant provide registration rights and full-ratchet anti-dilution protection.

IMPERIUM MASTER FUND CONVERTIBLE NOTE FINANCING

On September 24, 2007, the Company entered into a securities purchase and loan agreement with Imperium Master Fund under which the Company received proceeds of $4,000,000.00 (prior to deductions for closing fees and other expenses), and issued to Imperium: (i) a 6 % Original Issue Discount Senior Secured Note (the “OID Note”) in the amount of $4,708,900, and (ii) a Series Q warrant to purchase up to 20,276,190 shares of the Company’s common stock.

The principal amount invested by Imperium is $4,000,000 in exchange for the OID Note, which shall accrete in value, until September 24, 2009, at the rate of 8.5% per year resulting in the face value of the OID Note being $4,708,900. Following the accretion period, interest shall accrue on the OID Note at the rate of 6% per annum. Beginning on October 1, 2009, the outstanding principal amount of the OID Note shall amortize in 36 equal monthly payments, payable on the first day of each calendar month. All principal and interest shall be repaid no later than on October 1, 2012 (the “Maturity Date”). The initial principal amount of the OID Note may be converted, at the option of Imperium, into up to 25% of the shares of the Company’s common stock, at a conversion price of $0.11 per share, on a fully diluted basis and as of September 24, 2007. Any unconverted balance will be redeemed for cash on the Maturity Date.

Under the Agreement, Imperium also received a Series Q Warrant exercisable into 20,276,190 shares of the Issuer’s common stock, at an exercise price of $0.11 per share, on a fully diluted basis and as of September 24, 2007. While the fully diluted basis is determined as of September 24, 2007, the Warrant also contains a true-up provision under which the number of shares for which this warrant may be exercised shall be increased based on a formulaic determination of future exercises of warrants or conversion of options, so long as Imperium never owns more than 40% of the total number of shares of common stock of the Company. The term of the warrant is 5 years, and the warrant provide for full-ratchet anti-dilution protection.

TOLLCROSS SECURITES WARRANTS

Toll Cross Securities, as placement agent for the Imperium financing, received a commission equal to five percent (5.0%) of the principal amount of the financing, payable half in cash and half in common stock of the Company. Toll Cross Securities also received Series T Warrants in connection with their placement agent services for a right to acquire up to 1,936,937 shares of the Company’s common stock at an exercise price of $0.11, subject to certain adjustments. Toll Cross also received 1,477,273 shares of the Company’s Common Stock, representing half of the commission amount, as compensation for its work as placement agent.

None of the Selling Shareholders are in the business of buying or selling securities.

The dollar value of the shares registered is 6,346,982.26, and the proceeds received by the Company for the sale of the registered shares was 14,873,261 excluding amounts of proceeds that were returned (or will be returned) to the selling shareholders and/or their affiliates in fees or other payments.

None of the Shareholders will receive a discount at which the shareholders will purchase the common stock underlying the convertible note or warrants (or any related security, such as an option) upon conversion or exercise.

The Offering, page 8

2.
Revise to disclose that the number of shares being registered represents _% of your shares currently outstanding and % of your shares held by persons other than the selling shareholders, affiliates of the company or affiliates of the selling shareholders as of a recent date.

Response to No.2

The number of shares being registered represents 84.9% of Manaris’ shares currently outstanding and 85.0% of Manaris’ shares held by persons other than the selling shareholders, affiliates of the company or affiliates of the selling shareholders as of a recent date.

3.
Disclose the total dollar value of the securities underlying the Imperium convertible note and Imperium warrants that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the Imperium convertible note and Imperium warrants.)

Response to No. 3

Securities Underlying the Imperium Convertible Notes and Warrant	Market Price on Date of Sale	Dollar Value of Underlying Securities

36,363,636(1)	$0.085	$3,090,909.06
20,276,190(1)	$0.085	$1,723,476.15
8,091,403(2)	$0.10	$ 809,140.30

(1)The market price set forth above is the closing price of the securities on September 24, 2007.
(2)The market price set forth above is the closing price of the securities on August 22, 2007

Selling Stockholders, page 46

4.
Please provide tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to Imperium Master Fund, any affiliate of Imperium Master Fund, or any person with whom Imperium Master Fund has a contractual relationship regarding the transaction (including interest payments, liquidated damages, payments made to “finders” or “‘placement agents,” and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment.

Further, please provide disclosure of the net proceeds to the issuer from the sale of the Imperium convertible note and Imperium warrants and the total possible payments to Imperium Master Fund and any of its affiliates in the first year following the sale of the Imperium convertible note and Imperium warrants.

Response to No. 4

Below is our response to the first paragraph of Comment 4:

Investor: Imperium	Payment Reference & Amounts:

Date of Payment	Principal	Principal Payment	Principal & Interest Payment
	($)	($)	($)
31-Oct-09	4,708,900.00(1)	$130,802.78	$154,347.28
30-Nov-09	4,578,097.22	$130,802.78	$153,693.27
31-Dec-09	4,447,294.44	$130,802.78	$153,039.25
31-Jan-10	4,316,491.66	$130,802.78	$152,385.24
28-Feb-10	4,185,688.88	$130,802.78	$151,731.22
31-Mar-10	4,054,886.10	$130,802.78	$151,077.21
30-Apr-10	3,924,083.32	$130,802.78	$150,423.20
31-May-10	3,793,280.54	$130,802.78	$149,769.18
30-Jun-10	3,662,477.76	$130,802.78	$149,115.17
31-Jul-10	3,531,674.98	$130,802.78	$148,461.15
31-Aug-10	3,400,872.20	$130,802.78	$147,807.14
30-Sep-10	3,270,069.42	$130,802.78	$147,153.13
31-Oct-10	3,139,266.64	$130,802.78	$146,499.11
30-Nov-10	3,008,463.86	$130,802.78	$145,845.10
31-Dec-10	2,877,661.08	$130,802.78	$145,191.09
31-Jan-11	2,746,858.30	$130,802.78	$144,537.07
28-Feb-11	2,616,055.52	$130,802.78	$143,883.06
31-Mar-11	2,485,252.74	$130,802.78	$143,229.04
30-Apr-11	2,354,449.96	$130,802.78	$142,575.03
31-May-11	2,223,647.18	$130,802.78	$141,921.02
30-Jun-11	2,092,844.40	$130,802.78	$141,267.00
31-Jul-11	1,962,041.62	$130,802.78	$140,612.99
31-Aug-11	1,831,238.84	$130,802.78	$139,958.97
30-Sep-11	1,700,436.06	$130,802.78	$139,304.96
31-Oct-11	1,569,633.28	$130,802.78	$138,650.95
30-Nov-11	1,438,830.50	$130,802.78	$137,996.93
31-Dec-11	1,308,027.72	$130,802.78	$137,342.92
31-Jan-12	1,177,224.94	$130,802.78	$136,688.90
29-Feb-12	1,046,422.16	$130,802.78	$136,034.89
31-Mar-12	915,619.38	$130,802.78	$135,380.88
30-Apr-12	784,816.60	$130,802.78	$134,726.86
31-May-12	654,013.82	$130,802.78	$134,072.85
30-Jun-12	523,211.04	$130,802.78	$133,418.84
31-Jul-12	392,408.26	$130,802.78	$132,764.82
31-Aug-12	261,605.48	$130,802.78	$132,110.81
30-Sep-12	130,802.70	$130,802.70	$131,456.71
TOTAL		$4,708,897.20	$5,144,473.24

(1) Represents the Note Principal plus 8.5% accretion prior to the 6.0% interest accruing.

TOTAL INTEREST DUE TO IMPERIUM: $435,576.04

Below is our response to the second paragraph of Comment 4:

There are no payments to Imperium Master Fund or its affiliates during the first year following the sale of the Imperium convertible note and Imperium warrants

Gross Proceeds	$4,000,000.00
Interest Payments	$1,144,476.04	(1)
Placement agent commissions paid (Toll Cross Securities) and legal fees (Sichenzia Ross Friedman Ference LLP and Investor Legal Fees)	$230,000.00
Net Proceeds	$2,625,523.96

(1) Represents total payments made by adding the Note Accretion to the Note Interest.

5.	Please disclose the total possible

•	the market price per share of the securities underlying its convertible note and warrants on the date of the sale of the convertible note and warrants;

•	the conversion/exercise price per share of its convertible note and warrants;

•
the total possible shares underlying its convertible note and warrants (assuming all dividend payments are paid in shares and complete conversion throughout the term of both the convertible note and warrants);

•
the combined market price of the total number of shares underlying the convertible note and warrants, calculated by using the market price per share on the date of the sale of the convertible note and warrants and the total possible shares underlying the convertible note and warrants;

•
the total possible shares Imperium Master Fund may receive and the combined conversion price of the total number of shares underlying its convertible note and warrants calculated by using the conversion/exercise price on the date of the sale of the convertible note and warrants and the total possible number of shares Imperium Master Fund may receive; and

•
the total possible discount to the market price as of the date of the sale of the convertible note and warrants, calculated by subtracting the total conversion/exercise price on the date of the sale of the convertible note and warrants from the combined market price of the total number of shares underlying the convertible note and warrants on that date.

If there are provisions in the convertible note and warrants that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate.

Response to No.5

Selling Shareholder	Market price per share of securities on the date of sale of the convertible note	Fixed conversion /exercise price per share of underlying securities on the date of sale of the convertible note	Total possible shares underlying the convertible note/warrants	Combined market price (market price per share * total possible shares)	Total possible shares the selling shareholders may receive and combined conversion price of the total number of shares underlying the convertible note/warrants	Total possible discount (premium) to market price as of the date of sale of the convertible note/warrants

Imperium Master Fund (1)	$0.085	$0.11	36,363,636	$3,090,9090.06	$3,999,999.96	$(909,090.99)
Imperium Master Fund (2)	$0.085	$0.11	20,276,190	$1,723,4760.15	$2,230,380.90	$(506,904.75)
Imperium Master Fund (3)	$0.10	$0.11	8,091,403	$809,140.30	890,054.33	$(80,914.30)
Total			64,731,229	$5,623,525.51	$7,120,435.19	$(1,496,909.68)

(1)Represent Shares underlying the Imperium OID Note
(2)Represents Shares underlying the Imperium Warrant
(3)Represents Shares underlying the Imperium Advisory Warrant

Potential Gross Proceeds:	$5,623,525.51
Total Potential Cost Basis:	$7,120,435.19
Total Possible Profit (Loss) to be Realized by Selling Shareholders:	($1,496,909.68)

6.
If applicable, please disclose the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other company securities that are held by Imperium Master Fund or any affiliates of Imperium Master Fund, presented in a table with the following information disclosed in separate columns or rows:

•    market price per share of the underlying securities on the date of the sale of that other security;

•    the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

•    if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

•    if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security; use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

•    the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

•    the combined market price of the total number of underlying shares, calculated by using the market price pen share on the date of the sale of that other security and the total possible shares to be received;

•    the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

•    the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

Response to No.6

Imperium Master Fund or any affiliates of Imperium Master Fund does not beneficially own any other securities underlying any other warrants, options, notes, or other company securities of Manaris Corporation, other than those that the Company is seeking to register on the Form SB-2 filed with the SEC on October 22, 2007.

7.	Please provide tabular disclosure of:

•	the gross proceeds paid or payable to the issuer in both the Imperium convertible note and Imperium warrants transactions;

•	all payments that have been made or that may be required to be made by the issuer that are disclosed in response to comment four;

•	the resulting net proceeds to the issuer; and

•
the combined total possible profit to be realized as a result of any conversion/exercise discounts regarding the securities underlying the convertible note and warrants and any other warrants, options, notes, or other securities of the issuer that are held by Imperium Master Fund or any affiliates of Imperium Master Fund that is disclosed in response to comment five and comment six.

Further, please provide disclosure — as a percentage — of the total amount of all possible payments as disclosed in response to comment four and the total possible discount to the market price of the shares underlying the convertible note and warrants as disclosed in response to comment five divided by the net proceeds to the issuer from the sale of the convertible note and warrants.

Response No. 7

Gross proceeds paid to the issuer in the convertible note and warrant transaction	$4,000,000

All payments made or that may be may be required to be made by the issuer that are disclosed in comment 4	$1,144,476.04

Net proceeds to issuer, as Gross proceeds are reduced by the total of all possible payments (excluding principal)	$2,855,523.96

Combined total possible profit to be realized as a result of any conversion discounts disclosed in comments 5 and 6	0

Percentage of the total amount of all possible payments divided by the net proceeds to the issuer from the sale of the convertible note and warrants	40.1%

Percentage averaged over the term of the convertible note and warrants	13.4%

The total possible discount to the market price of the shares underlying the convertible note and warrants divided by the net proceeds to the issuer from the sale of the convertible note and warrants	(52.4%)

Footnote to Comment 7 The Company believes this calculation overstates the above percentage, as it counts the payments made over the term of the convertible notes in the numerator, 1,144,473.24, and the denominator, 2,855,523.96. This increases the proportion of costs associated with the convertible notes and results in a disproportionate cost for the transaction.

The Company believes the approach shown below is appropriate for the given circumstances as the total payments of $1,144,476.04 are divided by the net proceeds, or the $4,000,000 minus the direct costs of the transaction (including legal fees and management fees).

Gross Proceeds	$4,000,000

Less: Commissions paid (Toll Cross Securities) and legal fees (Sichenzia Ross Friedman Ference LLP and Investor Legal Fees)	$230,000

Net Proceeds	$3,770,000

All payments made or that may be may be required to be made by the issuer that are disclosed in comment 4	$1,144,476.04

Combined total possible profit to be realized as a result of any conversion discounts disclosed in comments 5 and 6	0

Percentage of the total amount of all possible payments divided by the net proceeds to the issuer from the sale of the convertible notes	30.4%

Percentage averaged over the term of the convertible note	10.1%

The total possible discount (premium) to the market price of the shares underlying the convertible note divided by the net proceeds to the issuer from the sale of the convertible notes	(39.7%)

8.
Disclose in a table all prior securities transactions between you (or any of your predecessors) and Imperium Master Fund, any affiliates of Imperium Master Fund, or any person with whom Imperium Master Fund has a contractual relationship regarding the transaction (or any predecessors of Imperium Master Fund), with the table including the following information disclosed separately for each transaction:

•    the date of the transaction;

•    the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

•    the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than Imperium Master Fund, affiliates of the company, or affiliates of Imperium Master Fund;

•    the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

•    the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued Or issuable in connection with the applicable transaction, and dividing that number by the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

•    the market price per share of the class of securities subject to the transaction immediately prior to the transaction; and
•    the current market price per share of the class of securities subject to the transaction

Response to No.8

Imperium Master Fund, any affiliates of Imperium Master Fund, or any person with whom Imperium Master Fund has a contractual relationship, has not been engaged in any prior securities transactions with Manaris Corporation or any of its predecessors.

9.	Pleaseprovide tabular disclosure comparing:

•    the number of shares outstanding prior to the Imperium Master Fund convertible note and warrants transactions that are held by persons other than Imperium Master Fund, affiliates of the company, and affiliates of Imperium Master Fund;

•    the number of shares registered for resale by each selling shareholder or affiliates of each selling shareholder in prior registration statements;

•    the number of shares registered for resale by each selling shareholder or affiliates of each selling shareholder that continue to be held by each selling shareholder or affiliates of each selling shareholder;

•    the number of shares that have been sold in registered resale transactions by each selling shareholder or affiliates of each selling shareholder; and

•    the number of shares registered for resale on behalf of each selling shareholder or affiliates of each selling shareholder in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

Response to No. 9

Selling Shareholders	Shares held by persons other than Imperium Master Fund, affiliates of the company, and affiliates of the Imperium Master Fund prior to the current transaction	Shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements	Shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by same	Shares that have been sold in registered resale transactions by each selling shareholder of affiliates of each selling shareholder	Shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction
Imperium Master Fund	96,926,844	0	0	0	64,731,229
Famalom		116,598	116,598	0	134,830
Deceembra D. Diamond		93,291	93,291	0	107,879
Daedalus Consulting, Inc.		23,328	23,328	0	26,976
Starboard Capital Markets		6,731	6,731	0	10,324
Anthony J. Spatacco Jr.		6,731	6,731	0	10,324
Michael Hamblett		13,461	13,461	0	20,647
Bruce Jordan		70,288	70,288	0	93,170
J. Rory Rohan		221,702	221,702	0	417,169
Richard Henri Kreger		246,941	246,941	0	547,492
Lowenstein Sandler, PC		20,000	20,000	0	23,164
Midtown Partners & Co., LLC		97,381	97,381	0	571,081
Alpha Capital Aktiengesellschaft		5,229,591	953,381	4,276,210	952,380
Harborview Master Fund, L.P		1,307,398	238,095	1,069,303	119,048
Monarch Capital fund Ltd.		2,693,239	1,875,090	818,149	706,777
Bristol Investment Fund, Ltd.		2,614,796	476,191	2,138,605	238,096
Ellis International, L.P.		1,307,398	805,403	501,995	695,092
Whalehaven Capital LP		4,482,508	1,047,095	3,435,413	668,885
Centurion Microcap, L.P.		1,307,398	238,095	1,069,303	238,095
TOTAL		19,858,780	6,549,802	13,308,978	70,312,658

10.
Disclose whether — based on information obtained from the selling shareholders — any of the selling shareholders have an existing short position in your common stock and, if any of the selling shareholders have an existing short position in your stock, the following additional information:

•	the date on which each such selling shareholder entered into that short position; and

•
the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the Imperium convertible note and warrants transaction and the filing of the registration statement (e.g., before or after the announcement of the convertible note and warrants transaction, before the filing or after the filing of the registration statement, etc.).

Response to No. 10

Based upon information provided by the selling shareholders, to the best of management’s knowledge, the Company is not aware of any of the selling shareholders having an existing short position in the Company’s common stock.

11.	Disclose whether you have the intention, and a reasonable basis to believe that you will have the financial ability to make all payments on the Imperium convertible note.

Response to No.11

The Company has a reasonable basis to believe that it will have the financial ability to make payments on the underlying securities. The Company has duly accounted for such payments in its 5 Year Strategic Plan. The Company believes that it will have enough profit to service the debt, upon which payments begin on October 1, 2009, in the event that the investor does not convert the underlying securities into common stock.

12.	Provide the following information:

•
a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between you (or any of your predecessors) and Imperium Master Fund, any affiliates of Imperium Master Fund, or any person with whom Imperium Master Fund has a contractual relationship regarding the transaction (or any predecessors of those persons) — the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the Imperium Master Fund convertible note and warrants; and

•
copies of all agreements between you (or any of your predecessors) and Imperium Master Fund, any affiliates of Imperium Master Fund, or any person with whom Imperium Master Fund has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible note and warrants

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

Response to No. 12

The Company hereby confirms that a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement by incorporation by reference.

13.	Please revise to include a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement.

Response to No. 13

The Company separately calculated the Company’s shares common stock beneficially owned by each selling security holder (i) underlying the Imperium OID note at the applicable conversion rate of $0.11 per share, (ii) underlying the Imperium Warrant at the applicable exercise rate of $0.11 per share, (iii) underlying the Imperium Advisory Warrant at the applicable exercise rate of $0.11 per share, (iv) underlying the Series E Warrants at the applicable exercise rate of $0.31, (v) underlying the Series G Warrants at the applicable exercise rate of $0.05, (vi) underlying the Series H Warrants at the applicable exercise rate of $0.35, (vii) underlying the Series I Warrants at the applicable exercise rate of $0.05, (viii) underlying the Series J Warrants at the applicable exercise rate of $0.50, (ix) underlying the Series K Warrants at the applicable exercise rate of $0.70, (x) underlying the Series W Warrants at the applicable exercise rate of $0.35, (xi) underlying the Series Y Warrants at the applicable exercise rate of $0.11, (xii) underlying the Series Z Warrants at the applicable exercise rate of $0.11 (xiii) underlying the Series IB-01 Warrants at the applicable exercise rate of $0.00001, (xiv) underlying the Series IB-02 Warrants at the applicable exercise rate of $0.48, (xv) underlying the Series IB-03 Warrants at the applicable exercise rate of $0.53, (xvi) underlying the Series IB-06 Warrants at the applicable exercise rate of $0.05, (xvii) underlying the Toll Cross Warrant at the applicable exercise rate of $0.11.

Securities Registered	Amount to be registered
Shares of common stock issuable upon conversion of the OID Note	36,363,636
Shares of common stock issuable upon payment of interest on the OID Note	0
Shares of common stock issuable upon exercise of the Imperium warrant	20,276,190
Shares of common stock issuable upon exercise of the Advisory warrant	8,091,403
Shares of common stock issuable upon exercise of the Series E warrants	1,803,333
Shares of common stock issuable upon exercise of the Series G warrants	1,144,131
Shares of common stock issuable upon exercise of the Series H warrants	890,593
Shares of common stock issuable upon exercise of the Series I warrants	1,144,131
Shares of common stock issuable upon exercise of the Series J warrants	1,781,184
Shares of common stock issuable upon exercise of the Series K warrants	2,653,845
Shares of common stock issuable upon exercise of the Series W warrants	711,490
Shares of common stock issuable upon exercise of the Series Y warrants	162,794
Shares of common stock issuable upon exercise of the Series Z warrants	2,441,873
Shares of common stock issuable upon exercise of the Series IB-01 warrants	7,692
Shares of common stock issuable upon exercise of the Series IB-02 warrants	248,532
Shares of common stock issuable upon exercise of the Series IB-03 warrants	374,171
Shares of common stock issuable upon exercise of the Series IB-06 warrants	457,098
Shares of common stock issuable upon exercise of the Toll Cross Securities warrant	1,936,937
Shares of common stock issuable to GTI Capital V	328,971
Shares of common stock issuable to GTI Capital V (NR)	133,064
Shares of common stock issuable to Toll Cross Securities	1,477,923
Total	82,428,341

Selling Stockholders
Investor	Convertible Notes	Interest Shares	Warrants	Placement Agent Warrants	Common Stock	Shares of Common Stock Included in Prospectus
Enable Growth Partners, L.P (5)	0	0	376,107	0	0	376,107
Truk Opportunity Fund, L.P. (7)	0	0	521,447	0	0	521,447
TCMP3 Partners (8)	0	0	195,542	0	0	195,542
Ellis International, L.P. (9)	0	0	695,092	0	0	695,092
Whalehaven Capital Fund Limited (10)	0	0	668,885	0	0	668,885
JGB Capital, L.P. (11)	0	0	325,904	0	0	325,904
Silver Oak Investments	0	0	199,010			199,010
Alpha Capital, AG (12)	0	0	1,263,462	0	0	1,263,462
Design Investments, Ltd. (13)	0	0	648,840	0	0	648,840
DKR Soundshore Oasis, Holding Fund, Ltd. (14)	0	0	576,923	0	0	576,923
Double U Master Fund, L.P. (15)	0	0	288,462	0	0	288,462
Monarch Capital Fund, Ltd. (16)	0	0	706,777	0	0	706,777
Nite Capital, L.P. (17)	0	0	504,808	0	0	504,808
Platinum Partners Value Arbitrage Fund, L.P. (18)	0	0	576,923	0	0	576,923
Professional Traders Fund, LLC (19)	0	0	324,520	0	0	324,520
SRG Capital, LLC (20)	0	0	390,735	0	0	390,735
Vicis Capital Master Fund, AG (21)	0	0	360,578	0	0	360,578
Basso Holdings, Ltd. (22)	0	0	75,000	0	0	75,000
Basso Multi-Strategy Holding Fund Ltd. (23)	0	0	75,000	0	0	75,000
Basso Private Opportunity Holding Fund (24)	0	0	75,000	0	0	75,000
Capex (25)	0	0	286,560	0	0	286,560
DT Crystal Holdings LTD(26)	0	0	545,455	0	0	545,455
Michael Maloney (27)	0	0	13,637	0	0	13,637
Oleg Kharlanov (28)	0	0	307,500	0	0	307,500
Republic Aggressive Growth (29)	0	0	187,500	0	0	187,500
J. Rory Rohan (30)	0	0	417,169	0	0	546,375
Bruce Jordan (31)	0	0	93,170	0	0	93,170
Midtown Partners & Co., LLC (32)	0	0	0	571,080	0	571,080
RHK Midtown Partners, LLC (33)	0	0	92,635		0	92,635
Richard H. Kreger (34)	0	0	547,492		0	547,492
Braden Ferrari (35)	0	0	11,953	0	0	11,953
Ariel Imas (36)	0	0	15,938	0	0	15,938
Alpha Capital Aktiengesellschaft (37)	0	0	952,381	0	0	952,381
Harborview Master Fund, L.P. (38)	0	0	119,048	0	0	119,048
Bristol Investment Fund, Ltd. (39)	0	0	238,096	0	0	238,096
Centurion Microcap, L.P. (40)	0	0	238,095	0	0	238,095
Michael Hamblett (41)	0	0	20,647	0	0	20,647
Anthony J. Spatacco, Jr. (42)	0	0	10,324	0	0	10,324
Starboard Capital Markets LLC (43)	0	0	10,324	0	0	10,324
Famalom, LLC (44)	0	0	134,830	0	0	134,830
Deecembra D. Diamond (45)	0	0	107,879	0	0	107,879
Daedalus Consulting, Inc. (46)	0	0	26,976	0	0	26,976
Lowenstein Sandler, P.C. (48)	0	0	23,164	0	0	23,164
GT Capital			0		328,971	328,971
GT Capital			0		133,064	133,064
Toll Cross Securities (49)	0	0	0	1,936,937	1,477,273	3,414,210
Imperium Master Fund Ltd. (50)	36,363,636	0	28,367,593	0	0	64,731,229
TOTAL	36,363,636	0	41,883,508	2,508,017	1,939,308	82,428,341

Management’s Discussion and Analysis of Financial Condition and Results of Operations, Page 27

Financial Condition, Liquidity and Capital Resources, Page 32

14.
Please revise to quantify all material short-term liquidity requirements. Further, provide similar disclosure regarding all material long-term liquidity requirements. For example, we note that you must begin making monthly payments on the Imperium convertible note in October 2009. Clarify whether management believes the company will have sufficient cash and other financial resources to fund operations and meet its obligations for the next twelve months and beyond.

Response to No. 14

Below is our response to Comment 14:

	As of June 30,
	2007	2006	Change	Change
	$	$	$	%
Current Liabilities
Accounts payable and accrued liabilities	3,992,847	4,666,858	(674,011)	(14)%
Bank and other loans payable	1,054,238	2,331,696	(1,277,458)	(55)%
Current portion of long-term debt	94,317	103,717	(9,400)	(9)%
Current portion of convertible debentures	1,568,519	587,891	980,628	167%
Due to related parties	40,000	40,000	-	0%
Total Current Liabilities	6,749,921	7,730,162	(980,241)	(13)%
	As of June 30,
	2007	2006	Change	Change
	$	$	$	%
Long-Term Liabilities
Long-term debt, less current portion	174,412	222,900	(48,488)	(22)%
Deferred revenue	-	281,390	(281,390)	(100)%
Convertible debentures	1,275,458	343,109	932,349	272%
Balance of purchase price payable	1,194,096	877,675	316,421	36%
Derivative financial instruments	64,510	458,271	(393,761)	(86)%
Total Long-Term Liablities	2,708,476	2,183,345	525,131	24%

15.	Please revise to state whether, in management’s view, present working capital is sufficient for its present requirements.

Response to No. 15

In management’s view, present working capital is sufficient for its present requirements.

Management, page 4l

Executive Compensation, page 43

16.
Please revise to include executive compensation disclosure for the fiscal year ended June 30, 2007, in compliance with recently-amended Item 402 of Regulation S-B. For example, revise the summary compensation table to comply with Item 402(b) of Regulation S-B. in this regard, we note that the table does not include a column for the dollar value of total compensation pursuant to Item 402(b)(x) of Regulation S-B. Also provide a narrative description of any material factors necessary to understand the information disclosed in the summary compensation table- See Item 402(c) of Regulation S-B.

Response to No. 16

Below is our answer to Comment 16:

		Annual Compensation	Long Term Compensation Awards			Payouts				Total
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)

Name and Principal Position [1]	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Restricted Stock Award(s) ($)	Securities UnderlyingOptions / SARs (#)	Securities Underlying Options / SARs ($)	LTIP Payouts ($)	All Other Compen- sation ($)	Total ($)

Stephane Solis President and Chief Executive Officer (resigned Sept. 2005)	2005	146,000	0	11,190	0	1,100,000	283,900	0	0	441,090

Andre Monette Treasurer and Chief Financial Officer (resigned Sept. 2006)	2007 2006 2005	45,000 160,000 25,112	0 59,000 0	0 0 0	0 0 0	0 0 150,000	0 0 90,900	0 0 0	0 0 0	45,000 219,000 116,012

John Fraser President and Chief Executive Officer (appointed President and CEO Sept 2005)	2007 2006 2005	265,000 171,000 0	133,500 0 0	0 0 0	0 0 0	1,500,000 500,000 75,000	88,830 111,500 31,253	0 0 0	0 0 0	487,330 282,500 31,253

Tony Giuliano Chief Financial officer and Corporate Secretary (appointed Chief Financial officer in Oct. 2006, and Corporate Secretary in May 2007)	2007	110,500	33,000	0	0	150,000	24,231	0	0	167,731

[1] All compensation received by the Officers and Directors has been disclosed.

Selling Shareholders, page 51

17.
We note in footnote 32 that you have disclosed that Midtown Partners & Co., LLC has advised you that it is not a broker-dealer or affiliate of a broker-dealer. However, we note from your prior registration statement on Form SB-2 that went effective November 9, 2006 (file no. 333-136608) that Midtown Partners & Co., LLC is disclosed as an NASD registered broker-dealer. Please advise or revise.

Response to No. 17

The Company has revised its disclosure in the Selling Shareholder Table on page 51 of Amendment No. 1 to its Registration Statement on Form SB-2 in accordance with the Commission’s comment.

Reports, page 54

18.
In light of the fact that the company is registered under Section 12(g) of the Securities Exchange Act of 1934, please revise this section to disclose that you will be required to furnish annual reports to your shareholders. Further, please note that our current address is 100 F Street, N.E., Washington, D.C. 20549. Please revise accordingly.

Response to No. 18

We acknowledge the Staff’s comment and confirm that such description is incorporated into the in the registration statement.

***

Please do not hesitate to contact the undersigned at 212-930-9700 if you have any questions or comments. Thank you.

Very truly yours, /s/ Darrin M. Ocasio